THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*ACT*"), OR UNDER THE SECURITIES LAWS OF ANY STATES IN THE UNITED STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

# CONVERTIBLE PROMISSORY NOTE

Note Series: 1

Date of Note: [EFFECTIVE DATE]

Principal Amount of Note: $[AMOUNT]

Valuation Cap: $2,500,000.00

Discount Rate: 20%

Interest Rate: 5%

Maturity Date: 24 months from date of Note

For value received, **TORII LABS, LLC**, a Delaware limited liability company (the "***Company***") promises to pay to the undersigned holder or such party's assigns (the "***Holder***") the principal amount set forth above with simple interest on the outstanding principal amount at the rate of 5% per annum. Interest shall commence with the date hereof and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

**BASIC TERMS.**

**1. Series of Notes**. This convertible promissory note (this "***Note***") may be issued as part of a series of notes designated by the Note Series above (collectively, the "***Notes***") and issued in a series of multiple closings to certain persons and entities (collectively, the "***Holders***"). The Company shall maintain a ledger of all Holders.

**2. Payments**. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal. Interest will not compound and will be calculated on a simple interest basis, accruing annually.

**3. Prepayment**. The Company may prepay the outstanding principal amount of this Note and any unpaid accrued interest prior to a Change of Control (as defined below).

4.      **Major Investor**. *"Major Investor"* means a holder of one or more Notes if (i) the aggregate principal amount of such Notes is equal to or greater than $25,000.00 and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Act.

**CONVERSION AND REPAYMENT.**

5.      **Definitions.** The following definitions shall apply for purposes of conversion under Sections 6 to 12 inclusive herein and the remainder of this Note.

(a)      *"Change of Control"* means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other reorganization, other than any such consolidation, merger or reorganization in which the units of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; or (iv) the closing of the Company's first firm commitment underwritten initial public offering of securities pursuant to a registration statement filed under the Act; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled, or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control.

(b)      *"Fully Diluted Capitalization"* means the sum of (i) the total number of units of all series and classes, including the Preferred Units (assuming full conversion and exercise of all convertible or exercisable securities except for units issuable upon conversion of the Notes or other indebtedness that is convertible into the equity of the Company), and (ii) units (or any economic interests equivalent) issued to employees, consultants or directors pursuant to an employee equity incentive plan approved by the Company's Board of Managers (*"Board"*) as of the date of conversion.

(c)      *"Note Conversion Price"* means the lesser of: (i) eighty percent (80%) of the price per unit paid by the purchasers of a majority of the units issued and sold in such Qualified Financing and in accordance with the terms of said Qualified Financing; or (ii) the quotient obtained by dividing (x) $2,500,000.00 by the Fully Diluted Capitalization; *provided*, however, that if there is an Optional Conversion on Maturity under Section 8, a conversion pursuant to a Change of Control under Section 9, or any other conversion in the absence of a Qualified Financing, then the Note Conversion Price shall be as defined in clause (ii) of this paragraph.

(d)      *"Qualified Financing"* shall mean the closing of the Company's next equity financing in a single transaction or a series of related transactions yielding aggregate gross proceeds of at least $1,000,000.00 in consideration of such issuance, excluding amounts received on cancellation of indebtedness or conversion of the Notes. A Qualified Financing shall not include the issuance of additional convertible debt or securities other than Preferred Units, even if the aggregate underlying value of securities exceeds $1,000,000.00.

6.      **Automatic Conversion Upon Qualified Financing.** In the event the Company closes a Qualified Financing on or prior to the Maturity Date, all of the principal and accrued interest then

outstanding under the Note shall be automatically converted into Preferred Units (or other equity securities) issued in the Qualified Financing at the closing thereof at the Note Conversion Price, and such units shall have the same terms and conditions as those given to the investors in the Qualified Financing. Holder shall be required to execute any agreements that all purchasers of the securities in the Qualified Financing. The number of Preferred Units that shall be issued to Holder shall be determined by dividing the outstanding principal and unpaid accrued interest due on this Note on the date of conversion by the Note Conversion Price.

7.      **Late Qualified Financing.** In the event the Company closes a Qualified Financing after the Maturity Date, at the option of the Holder, all of the principal and accrued interest then outstanding under the Note may be converted into Preferred Units (or other equity securities) issued in the Qualified Financing at the closing thereof at the Note Conversion Price, and such units shall have the same terms and conditions as those given to the investors in the Qualified Financing. Holder shall be required to execute any agreements that all purchasers of the securities in the Qualified Financing. The number of Preferred Units that shall be issued to Holder shall be determined by dividing the outstanding principal and unpaid accrued interest due on this Note on the date of conversion by the Note Conversion Price.

8.      **Optional Conversion on Maturity.** In the event that a Qualified Financing has not occurred on or prior to the Maturity Date, Holder may, at its option, convert all the outstanding principal and accrued interest under this Note into Preferred Units at the Note Conversion Price.

9.      **Change of Control.** In the event of a Change of Control prior to repayment in full of this Note, immediately prior to such Merger or Acquisition, the outstanding principal and any accrued but unpaid interest on this Note shall, at the election of the Holder, (i) be repaid in cash, or (ii) convert into Preferred Units at the Note Conversion Price.

10.      **Procedure for Conversion.** In connection with any conversion of this Note into equity securities of the Company (the "*Conversion Securities*"), the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company. The Company shall not be required to issue or deliver the Conversion Securities until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into the Conversion Securities, in lieu of any fractional Conversion Securities to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts. To secure the Holder's obligations to execute and deliver the documentation required by this Section 10, the Holder hereby appoints the Manager or Chief Executive Officer of the Company as the Holder's true and lawful attorney, with the power to act alone and with full power of substitution, to execute and deliver all such documentation required by this Section 10 if, and only if, the Holder fails to execute or deliver such documentation as required by this Section 10. The power granted by the Holder pursuant to this Section 10 is coupled with an interest and is given to secure the performance of the Holder's duties under this Note, and is irrevocable and will survive the death, incompetency, disability, merger or reorganization of the Holder.

11.      **Interest Accrual.** If a Change of Control is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control.

12.      **Major Investor Pro Rata Rights.** If the Investor is a Major Investor, the Investor and the Company will execute a Pro Rata Rights Agreement in favor of the Investor, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

**REPRESENTATIONS AND WARRANTIES.**

13. **Representations and Warranties of the Company.** The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows.

(a) **Organization, Good Standing and Qualification.** The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite limited liability company power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign limited liability company in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) **Corporate Power.** The Company has all requisite limited liability company power to issue this Note and to carry out and perform its obligations under this Note. The Company's Board has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

(c) **Authorization.** All limited liability company action on the part of the Company, the Board and the Company's members necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. The Conversion Securities, when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

(d) **Governmental Consents.** All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

(e) **Compliance with Laws.** To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

(f) **Compliance with Other Instruments.** The Company is not in violation or default of any term of its certificate of formation or operating agreement or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a material adverse effect on the Company. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license,

4

authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

(g) **No "Bad Actor" Disqualification.** The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act (*"Disqualification Events"*). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, *"Company Covered Persons"* are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

(h) **Offering.** Assuming the accuracy of the representations and warranties of the Holder contained in Section 14 below, the offer, issue, and sale of this Note and any Conversion Securities are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(i) **Use of Proceeds.** The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

14. **Representations and Warranties of the Holder.** The Holder hereby represents and warrants to the Company as of the date hereof as follows:

(a) **Purchase for Own Account.** The Holder is acquiring this Note and the Conversion Securities (collectively, the *"Securities"*) solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(b) **Information and Sophistication.** Without lessening or obviating the representations and warranties of the Company set forth in Section 14(a) above, the Holder hereby: (i) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (ii) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (iii) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment.

(c) **Ability to Bear Economic Risk.** The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment.

(d) **Further Limitations on Disposition.** Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

(i) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws, provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

Notwithstanding the provisions of Sections 14(d)(i) and 14(d)(ii) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

(e) **No "Bad Actor" Disqualification.** The Holder represents and warrants that neither (i) the Holder nor (ii) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this Section 14(e), and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

(f) **Foreign Investors.** If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents that the Holder is satisfied as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (i) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

15. **Forward-Looking Statements**. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

## 16.   Irrevocable Proxy; SPV Reorganization

(a)   If the Investor is not a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, a Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing, including the amendment and waiver of any terms of this note in accord with Section 23 of the Note. The proxy and power granted by the Investor pursuant to this Section 16(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of a Qualified Equity Financing, in which case the terms of Section 16(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 16(a) and Section 16(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b)   If the Investor is not a Major Investor, after the date of the final closing of a Qualified Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Manager or Chief Executive Officer of the Company (the *"CEO"*), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all units issued pursuant to the terms of this instrument as the holders of a majority of the Preferred Units vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of the CEO's authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 16(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding units issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 16(b) and Section 16(c) and has the right, power and authority to enforce the provisions hereof as though the CEO were a party hereto.

(c)   If the Investor is not a Major Investor:

(i)   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in the CEO's capacity as the Investor's true and lawful proxy and attorney pursuant to Section 16(b) (collectively, the *"Proxy"*), the Proxy will not be liable for any act done or omitted in the CEO's capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, *"Proxy Losses"*) arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attribute able to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the unpaid principal of this Note). In no event will the Proxy be required to advance the Proxy's own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)     A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, members of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, members of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)     The Investor hereby agrees to take any and all actions determined by the Board in good faith to be advisable to reorganize this instrument and any of the units issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Notes.

**EVENTS OF DEFAULT.**

17.     If there shall be any Event of Default (as defined below) hereunder, this Note shall accelerate and all outstanding principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "*Event of Default*":

(a)     The Company fails to pay timely any of the outstanding principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b)     The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

(c)     An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

**18.** **Repurchase.** If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Investor for the greater of (i) the unpaid principal amount and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the *"Repurchase,"* and such greater value, the *"Repurchase Value"*); provided, however, that, in the event a Qualified Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Preferred Units the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Preferred Units by the Conversion Price and is referred to as the *"Aggregate Value"*), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Qualified Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or dissolution.

## MISCELLANEOUS PROVISIONS.

**19.** **Waivers.** Company hereby waives demand, notice, presentment, protest and notice of dishonor.

**20.** **Further Assurances.** The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

**21.** **Transfers of Notes.** This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

**22.** **Market Standoff.** The Holder hereby agrees that the Holder shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any units (or other securities) of the Company held by the Holder (other than those included in the registration) during the 180-day period following the effective date of the initial public offering of the Company (or such longer period, not to exceed 34 days after the expiration of the 180-day period, as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2241 or any successor or similar rule or regulation). The Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of units (or other securities of the Company), the Holder shall provide, within 10 days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Act. The obligations described in this Section 22 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to such units (or other securities of the Company) until the end of such period. The Holder agrees that any transferee of any of the Securities (or other securities of the Company) held by the Holder shall be bound by this Section 22. The underwriters of units (or other securities of the Company) are intended third-party beneficiaries of this Section 22 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

23. **Amendment and Waiver**. Any term of this Note may be amended or waived with the written consent of the Company and the Holder (or the Designated Lead Investor, if any) provided that all holders are given prompt written notice of such waivers and amendments.

24. **Governing Law and Exclusive Jurisdiction**. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles. It is agreed that any dispute arising from or relating to the subject matter of this Note shall be governed by the exclusive jurisdiction and venue of the state and federal courts located in Los Angeles County, California, except where the jurisdiction and venue are mandated by applicable law.

25. **Binding Agreement**. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided in this Note.

26. **Counterparts; Manner of Delivery**. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

27. **Titles and Subtitles**. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

28. **Notices**. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address set forth on the signature page hereto or at such other address(es) as such party may designate by 10 days advance written notice to the other party hereto.

29. **Expenses**. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated herein.

30. **Delays or Omissions**. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and

that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

31. **Entire Agreement.** This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

32. **Exculpation among Holders.** The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

33. **Severability.** If any provision of this Note is, for any reason, held to be invalid or unenforceable, the other provisions of this Note will remain enforceable, and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.

34. **Senior Indebtedness.** The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "*Senior Indebtedness*" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

35. **Broker's Fees.** Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this Section 35 being untrue.

36. **California Corporate Securities Law.** THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

*[Signature pages follow]*

IN WITNESS WHEREOF, the parties have executed this agreement as of __[INVESTMENT DATE]__

Investment Amount: __$[AMOUNT]__

**COMPANY:**

**Torii Labs LLC**

*Founder Signature*

_____

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

**Read and Approved (For IRA Use Only):**          **SUBSCRIBER:**

[ENTITY NAME]

*Investor Signature*

By: _____          By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[      ] Accredited

[      ] Not Accredited